INDEPENDENT AUDITORS' CONSENT

We consent to the use of our report dated December 15, 2008 on the consolidated financial statements of Miranda Gold Corp. as at August 31, 2008 and 2007, and for the years ended August 31, 2008, 2007 and 2006 that are included in the Company's Annual Report Form 20-F filing.

Vancouver, Canada                                                                                     "Morgan & Company"

December 19, 2008

Chartered Accountants